

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

March 20, 2013

<u>**Via Email**</u>
Alex Fernandez
Interim Chief Financial Officer
Salon Media Group, Inc.
870 Market Street, Suite 528
San Francisco, CA 94102

Re: Salon Media Group, Inc.
          Preliminary Information Statement filed on Schedule 14C
          Filed on March 15, 2013
          File No. 000-26395

Dear Mr. Fernandez:

We have limited our review of your filing to the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by revising your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe revision is appropriate, please tell us why in your response.

After reviewing any revisions to your filing and the information you provide in response to these comments, we may have additional comments.

The Common Stock Increase Amendment, page 6

1. Please supplement your disclosure to address the dilutive affect the recapitalization will have on unaffiliated shareholders. In addition, explain the risk of further dilution that will result from issuances of the 69,163,618 shares of common stock available for future issuances after completion of the recapitalization.

Forward Looking Statements, page 9

2. Please delete the reference to the safe harbor provided by the Private Securities Litigation Reform Act of 1995 as this protection does not apply to you because your common stock is considered a penny stock.

Appendix A

3. The first sentence of Section 2.(A) specifies that "[t]he Corporation is authorized to issue a total of 80,000,000 shares of stock in two classes…" Please reconcile this information with statements elsewhere, including the next sentence under Section 2.(A), which indicate that you will have the authority to issue 5,000,000 preferred shares and 150,000,000 common shares.

        You may contact Jonathan Groff, Staff Attorney, at (202) 551-3458, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3757 if you have any questions regarding our comments.

                            Sincerely,

                            /s/ Celeste M. Murphy for

                            Larry Spirgel
                            Assistant Director